

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

June 2, 2009

<u>VIA U.S. MAIL</u>

Brad J. Peters
Chief Financial Officer
Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

> **Re: Global Innovation Corp.
> Form 10-K for the year ended July 31, 2008
> Filed October 22, 2008
> File No. 000-30794**

Dear Mr. Peters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief